Reem's Hospitality Group, LLC. (the "Company") a California

Limited Liability Company

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

Unaudited

Reems Group
Balance Sheet
As of December 31, 2024

	Mission	CA	Hospitality	Total
ASSETS				
Current Assets				
Bank Accounts				
Cash On Hand	104.08	293.21		397.29
Chase Business Checking 5887	6,189.76	7,098.17	$ 361,539.95	374,827.88
Chase Savings (5299)		8.02		8.02
Total Bank Accounts	**$ 6,293.84**	**$ 7,399.40**	**$ 361,539.95**	**$ 375,233.19**
Accounts Receivable				0.00
Accounts Receivable (A/R)	14,030.93	1,813.00	$ -	15,843.93
Total Accounts Receivable	**$ 14,030.93**	**$ 1,813.00**	**$ -**	**$ 15,843.93**
Other Current Assets				0.00
2021 Q2 ERTC			$ -	0.00
Credit in Transit	0.00	5,099.82		5,099.82
DoorDash CIT	522.76			522.76
Eventbrite CIT				0.00
EZ Catering CIT				0.00
Forkable CIT	270.26			270.26
Square CIT	14,495.41			14,495.41
Stripe CIT	4.25	11.35	$ -	15.60
Table22 CIT	0.00	**$ 0.00**		0.00
Toast CIT	44.12			44.12
UberEats CIT	954.99			954.99
Total Credit in Transit	**$ 16,291.79**	**$ 5,111.17**	**$ 0.00**	**$ 21,402.96**
Employee Advance	0.00	0.00	$ -	0.00
Inventory Asset	0.00	0.00	$ -	0.00
Alcohol Inventory	1,025.15	361.06		1,386.21
Catering Ware Inventory	1,089.33			1,089.33
Coffee Inventory	1,220.64			1,220.64
Cook Book Inventory	262.50	210.00	$ -	472.50
Dry Goods Inventory	14,163.08	5,670.61		19,833.69
Food Inventory	0.00	40.00		40.00
Janitorial Inventory	1,377.18			1,377.18
N/A Bev Inventory	586.30	361.28		947.58
Paper Goods Inventory	3,112.12	732.80		3,844.92
Retail Inventory	5,637.48	1,456.40		7,093.88
Total Inventory Asset	**$ 28,473.78**	**$ 8,832.15**	**$ -**	**$ 44,399.81**
Oakland Inventory (deleted)				0.00
FV Cookbook Inventory (deleted)	0.00			0.00
Total Oakland Inventory (deleted)	**$ 0.00**	**$ 0.00**	**$ -**	**$ -**

Investments from Reem's California			$ 288,324.00	288,324.00
Loan to/from Reem CA Fruitvale	0.00		$ 101,858.16	101,858.16
Loan to/from Reem Mission	0.00	-29,812.92	$ 219,972.44	190,159.52
Total Other Current Assets	**$ 44,765.57**	**-$ 15,869.60**	**$ 610,154.60**	**$ 639,050.57**
Total Current Assets	**$ 65,090.34**	**-$ 6,657.20**	**$ 971,694.55**	**$ 1,030,127.69**
Fixed Assets				0.00
Equipment	35,871.75	118,452.32		154,324.07
2021 Oven Purchase	46,207.65			46,207.65
Accumulated Depreciation	-66,403.00	-97,900.00		-164,303.00
Total Equipment	**$ 15,676.40**	**$ 20,552.32**	**$ -**	**$ 36,228.72**
Fixed Asset Software	2,594.49			2,594.49
Accumulated Depreciation	-3,192.49			-3,192.49
Total Fixed Asset Software	**-$ 598.00**	**$ 0.00**	**$ -**	**$ (598.00)**
Furniture & Fixtures	4,551.21			4,551.21
Accumulated Depletion	-4,290.00			-4,290.00
Total Furniture & Fixtures	**$ 261.21**	**$ 0.00**	**$ -**	**$ 261.21**
Leasehold Improvements	104,718.71	41,414.37	$ 107,898.96	254,032.04
Accumulated Depreciation	-27,914.00	-41,414.37	$ (10,673.00)	-80,001.37
Total Leasehold Improvements	**$ 76,804.71**	**$ 0.00**	**$ 97,225.96**	**$ 174,030.67**
Vehicles		4,600.00	$ 31,378.60	35,978.60
Accumulated Depreciation		-2,203.00	$ (25,469.00)	-27,672.00
Total Vehicles		**$ 2,397.00**	**$ 5,909.60**	**$ 8,306.60**
Total Fixed Assets	**$ 92,144.32**	**$ 22,949.32**	**$ 103,135.56**	**$ 218,229.20**
Other Assets				0.00
Security Deposit	16,250.00	7,000.00	$ 21,418.96	44,668.96
Total Other Assets	**$ 16,250.00**	**$ 7,000.00**	**$ 21,418.96**	**$ 44,668.96**
TOTAL ASSETS	**$ 173,484.66**	**$ 23,292.12**	**$ 1,096,249.07**	**$ 1,293,025.85**
LIABILITIES AND EQUITY				0.00
Liabilities				0.00
Current Liabilities				0.00
Accounts Payable				0.00
Accounts Payable (A/P)	56,312.28	22,189.39		78,501.67
Total Accounts Payable	**$ 56,312.28**	**$ 22,189.39**		**$ 78,501.67**
Credit Cards	18,082.02	64,980.59	$2,696.78	85,759.39
Other Current Liabilities			$ -	0.00
Calsavers Liabilities	55.28	21.77		77.05
Employer Benefit Liabilities	0.00			0.00
Garnishment Payable	0.00	0.00	$ 100.00	100.00
Gift Card	25,583.53	0.00		25,583.53
InKind Loan			$ 148,385.87	148,385.87
Unredeemed Credits			$ (43,975.87)	-43,975.87
Total InKind Loan			**$ 104,410.00**	**$ 104,410.00**
Loan to/from Reem California	-29,812.92	288,324.00		258,511.08
Loans to/from Reems Hospitality	219,972.44	101,858.16		321,830.60

RPF Loan			$ 31,145.25	31,145.25
Safe Notes				0.00
Aaron Jafferis Investment			$ 50,000.00	50,000.00
Alison Mann Investment			$ 100,000.00	100,000.00
Amy Rosenthal Investment			$ 20,000.00	20,000.00
Ava Murphey Investment			$ 100,000.00	100,000.00
Brienne Ellis Investment			$ 50,000.00	50,000.00
Bryn A. Adams Declaration of Trust Investment			$ 25,000.00	25,000.00
Bulbul Gupta Investment			$ 10,000.00	10,000.00
Caitlin Sargent Investment			$ 50,000.00	50,000.00
Caroline P Stoia Revocable Trust Investment			$ 50,000.00	50,000.00
Catherine Leuenberger Investment			$ 25,000.00	25,000.00
Christopher Guo Lin Investment			$ 50,000.00	50,000.00
Elizabeth Allison Thomas Investment			$ 25,000.00	25,000.00
Hannah Robinson Roushttee Investment			$ 200,000.00	200,000.00
Naomi Beth Roswell Investment			$ 50,000.00	50,000.00
Partner's Mara Jacobs & Mikayla Wilson - Investment			$ 50,000.00	50,000.00
Pierce Delahunt Investment			$ 25,000.00	25,000.00
Ross M. Chapman 2012 Trust Investment			$ 25,000.00	25,000.00
Todd Feathers Investment			$ 50,000.00	50,000.00
Total Safe Notes			**$ 955,000.00**	**$ 955,000.00**
Sales Tax Payable	159,431.34	65,947.39	$ -	225,378.73
Sales Tax Paid	-153,120.35	-15,568.58		-168,688.93
Total Sales Tax Payable	**$ 6,310.99**	**$ 50,378.81**	**$ 0.00**	**$ 56,689.80**
Square Gift Cards		141.32		141.32
Square Loan 2023 (deleted)		0.00		0.00
Undistributed Tips	12,799.32	2,304.13		15,103.45
Zaynah Commission Payable			$ 402.41	402.41
Total Other Current Liabilities	**$ 234,908.64**	**$ 443,028.19**	**$ 1,091,057.66**	**$ 1,768,994.49**
Total Current Liabilities	**$ 309,302.94**	**$ 530,198.17**	**$ 1,093,754.44**	**$ 1,933,255.55**
Long-Term Liabilities				0.00
EIDL Loan		147,012.65		147,012.65
Note Payable - Lentegrity (van)			$ 10,069.66	10,069.66
Loan Payable - Hanhan3	5,250.00			5,250.00
Loan Payable - ICA (deleted)				0.00
Main Street Launch Loan	16,954.92			16,954.92
Pacific Community Ventures Loan	44,024.59			44,024.59
Total Long-Term Liabilities	**$ 66,229.51**	**$ 147,012.65**	**$ 10,069.66**	**$ 223,311.82**
Total Liabilities	**$ 375,532.45**	**$ 677,210.82**	**$ 1,103,824.10**	**$ 2,156,567.37**
Equity				0.00
Converted Safe Notes				0.00
Abby Lynn Goodman Investment			$ 100,000.00	100,000.00
Ani Simon Kenedy			$ 25,000.00	25,000.00

David Roush			$ 100,000.00	100,000.00
Douglas & Judith Weinstock - Investment			$ 25,000.00	25,000.00
Jessica Conway Investment			$ 25,000.00	25,000.00
Katherine Heaterly Born			$ 50,000.00	50,000.00
New Chordata- Cassandra Elise Euphrat Safe Note			$ 50,000.00	50,000.00
Real People's Holdings Investment			$ 300,000.00	300,000.00
The Maddy Wilson Family Trust			$ 100,000.00	100,000.00
Total Converted Safe Notes			**$ 775,000.00**	**$ 775,000.00**
Investors				0.00
Dalya Assil Investment			$ 88,313.00	88,313.00
Emily Katz Investment			$ -	0.00
Iman Kishawai Investment			$ 44,150.00	44,150.00
Jess Ghannam Investment			$ 176,649.00	176,649.00
Mona Masri Investment			$ 22,438.00	22,438.00
Wael Buhaissy Investment			$ 22,438.00	22,438.00
Total Investors			**$ 353,988.00**	**$ 353,988.00**
Reem's Equity	-65,267.92	-635,577.79	$ (650,757.32)	-1,351,603.03
Retained Earnings	-19,835.69	-50,183.15	$ 18,238.11	-51,780.73
Net Income	-116,944.18	31,842.24	$ (504,043.82)	-589,145.76
Total Equity	**-202,047.79**	**-653,918.70**	**-7,575.03**	**-863,541.52**
TOTAL LIABILITIES AND EQUITY	**$ 173,484.66**	**$ 23,292.12**	**$ 1,096,249.07**	**$ 1,293,025.85**

Reem's CA Mission LLC
Balance Sheet
As of December 31, 2023

	Mission	CA	Hospitality	Total
ASSETS				
Current Assets				
Bank Accounts				
Cash On Hand	894.98	1,060.02		1,955.00
Chase Business Checking 5887	-1,906.73	1,663.66	$ 730,236.12	729,993.05
Chase Savings (5299)		46.21		46.21
Total Bank Accounts	**-$ 1,011.75**	**$ 2,769.89**	**$ 730,236.12**	**$ 731,994.26**
Accounts Receivable				0.00
Accounts Receivable (A/R)	40,226.76	13,252.60	$ -	53,479.36
Total Accounts Receivable	**$ 40,226.76**	**$ 13,252.60**	**$ -**	**$ 53,479.36**
Other Current Assets				0.00
2021 Q2 ERTC			$ 28,000.00	28,000.00
Credit in Transit	0.00	5,117.89		5,117.89
DoorDash CIT	-256.26			-256.26
Eventbrite CIT				0.00
EZ Catering CIT				0.00
Forkable CIT				0.00
Square CIT	1,641.87			1,641.87
Stripe CIT	10.04		$ 146.02	156.06
Table22 CIT	1,297.03			1,297.03
Toast CIT	0.00			0.00
UberEats CIT				0.00
Total Credit in Transit	**$ 2,692.68**	**$ 5,117.89**	**$ 146.02**	**$ 7,956.59**
Employee Advance	20.00	0.00	$ -	20.00
Inventory Asset	0.00	0.00	$ -	0.00
Alcohol Inventory	1,108.62			1,108.62
Catering Ware Inventory	337.91			337.91
Coffee Inventory				0.00
Cook Book Inventory	18.53	0.00	$ (350.00)	-331.47
Dry Goods Inventory	10,542.34	3,158.39		13,700.73
Food Inventory	107.50	80.28		187.78
Janitorial Inventory	1,306.80			1,306.80
N/A Bev Inventory				0.00
Paper Goods Inventory	1,226.63	2,776.79		4,003.42
Retail Inventory	613.15			613.15
Total Inventory Asset	**$ 15,261.48**	**$ 6,015.46**	**$ (350.00)**	**$ 20,926.94**
Oakland Inventory (deleted)				0.00
FV Cookbook Inventory (deleted)	157.50			157.50

Total Oakland Inventory (deleted)	$ 157.50	$ 0.00	$ -	$ 157.50
Investments from Reem's California			$ 288,324.00	288,324.00
Loan to/from Reem CA Fruitvale	0.00		$ 89,729.03	89,729.03
Loan to/from Reem Mission	0.00	6,070.60	$ 62,370.49	68,441.09
Total Other Current Assets	$ 18,131.66	$ 17,203.95	$ 468,219.54	$ 503,555.15
Total Current Assets	$ 57,346.67	$ 33,226.44	$ 1,198,455.66	$ 1,289,028.77
Fixed Assets				0.00
Equipment	32,582.56	103,373.33		135,955.89
2021 Oven Purchase	46,207.65			46,207.65
Accumulated Depreciation	-57,279.00	-91,227.00		-148,506.00
Total Equipment	$ 21,511.21	$ 12,146.33	$ -	$ 33,657.54
Fixed Asset Software	2,594.49			2,594.49
Accumulated Depreciation	-2,894.00			-2,894.00
Total Fixed Asset Software	-$ 299.51	$ 0.00	$ -	$ (299.51)
Furniture & Fixtures	4,551.21			4,551.21
Accumulated Depletion	-3,765.00			-3,765.00
Total Furniture & Fixtures	$ 786.21	$ 0.00	$ -	$ 786.21
Leasehold Improvements	105,416.08	41,414.37	$ 106,736.50	253,566.95
Accumulated Depreciation	-21,872.00	-41,414.00	$ (3,554.00)	-66,840.00
Total Leasehold Improvements	$ 83,544.08	$ 0.37	$ 103,182.50	$ 186,726.95
Vehicles		4,600.00	$ 31,378.60	35,978.60
Accumulated Depreciation		-1,851.00	$ (21,530.00)	-23,381.00
Total Vehicles		$ 2,749.00	$ 9,848.60	$ 12,597.60
Total Fixed Assets	$ 105,541.99	$ 14,895.70	$ 113,031.10	$ 233,468.79
Other Assets				0.00
Security Deposit	16,250.00	7,000.00	$ 21,418.96	44,668.96
Total Other Assets	$ 16,250.00	$ 7,000.00	$ 21,418.96	$ 44,668.96
TOTAL ASSETS	$ 179,138.66	$ 55,122.14	$ 1,332,905.72	$ 1,567,166.52
LIABILITIES AND EQUITY				0.00
Liabilities				0.00
Current Liabilities				0.00
Accounts Payable				0.00
Accounts Payable (A/P)	51,113.60	58,341.32	$ 885.00	110,339.92
Total Accounts Payable	$ 51,113.60	$ 58,341.32	$ 885.00	$ 110,339.92
Credit Cards	19,584.09	55,456.97	$6,429.28	81,470.34
Other Current Liabilities			$ -	0.00
Calsavers Liabilities	0.00	0.00		0.00
Employer Benefit Liabilities	0.00			0.00
Garnishment Payable	0.00	0.00	$ 100.00	100.00
Gift Card	22,755.85	30.00		22,785.85
InKind Loan			$ 147,901.87	147,901.87
Unredeemed Credits			$ (18,759.87)	-18,759.87
Total InKind Loan			$ 129,142.00	$ 129,142.00
Loan to/from Reem California	6,070.60	288,324.00		294,394.60

Loans to/from Reems Hospitality	62,370.49	89,729.03		152,099.52
RPF Loan			$ 31,145.25	31,145.25
Safe Notes				0.00
Aaron Jafferis Investment			$ 50,000.00	50,000.00
Alison Mann Investment			$ 100,000.00	100,000.00
Amy Rosenthal Investment			$ 20,000.00	20,000.00
Ava Murphey Investment			$ 100,000.00	100,000.00
Brienne Ellis Investment			$ 50,000.00	50,000.00
Bryn A. Adams Declaration of Trust Investment			$ 25,000.00	25,000.00
Bulbul Gupta Investment			$ 10,000.00	10,000.00
Caitlin Sargent Investment			$ 50,000.00	50,000.00
Caroline P Stoia Revocable Trust Investment			$ 50,000.00	50,000.00
Catherine Leuenberger Investment			$ 25,000.00	25,000.00
Christopher Guo Lin Investment			$ 50,000.00	50,000.00
Elizabeth Allison Thomas Investment			$ 25,000.00	25,000.00
Hannah Robinson Roushttee Investment			$ 200,000.00	200,000.00
Naomi Beth Roswell Investment			$ 50,000.00	50,000.00
Partner's Mara Jacobs & Mikayla Wilson - Investment			$ 50,000.00	50,000.00
Pierce Delahunt Investment			$ 25,000.00	25,000.00
Ross M. Chapman 2012 Trust Investment			$ 25,000.00	25,000.00
Todd Feathers Investment			$ 50,000.00	50,000.00
Total Safe Notes			**$ 955,000.00**	**$ 955,000.00**
Sales Tax Payable	86,689.08	149,801.12	$ -	236,490.20
Sales Tax Paid	-81,045.29	-98,802.29		-179,847.58
Total Sales Tax Payable	**$ 5,643.79**	**$ 50,998.83**	**$ 0.00**	**$ 56,642.62**
Square Gift Cards		1.54		1.54
Square Loan 2023 (deleted)		23,947.01		23,947.01
Undistributed Tips	1,307.46	1,842.44		3,149.90
Total Other Current Liabilities	**$ 98,148.19**	**$ 454,872.85**	**$ 1,115,387.25**	**$ 1,668,408.29**
Total Current Liabilities	**$ 168,845.88**	**$ 568,671.14**	**$ 1,122,701.53**	**$ 1,860,218.55**
Long-Term Liabilities				0.00
EIDL Loan		155,784.65	$ 14,612.44	170,397.09
Note Payable - Lentegrity (van)				0.00
Loan Payable - Hanhan3	5,250.00	70.00		5,320.00
Loan Payable - ICA (deleted)		8,333.30		8,333.30
Main Street Launch Loan	26,836.51			26,836.51
Pacific Community Ventures Loan	73,984.27			73,984.27
Total Long-Term Liabilities	**$ 106,070.78**	**$ 164,187.95**	**$ 14,612.44**	**$ 284,871.17**
Total Liabilities	**$ 274,916.66**	**$ 732,859.09**	**$ 1,137,313.97**	**$ 2,145,089.72**
Equity				0.00
Converted Safe Notes				0.00
Abby Lynn Goodman Investment			$ 100,000.00	100,000.00
Ani Simon Kenedy				0.00

David Roush				0.00
Douglas & Judith Weinstock - Investment			$ 25,000.00	25,000.00
Jessica Conway Investment			$ 25,000.00	25,000.00
Katherine Heaterly Born				0.00
New Chordata- Cassandra Elise Euphrat Safe Note				0.00
Real People's Holdings Investment			$ 300,000.00	300,000.00
The Maddy Wilson Family Trust				0.00
Total Converted Safe Notes			**$ 450,000.00**	**$ 450,000.00**
Investors				0.00
Dalya Assil Investment			$ 70,357.00	70,357.00
Emily Katz Investment			$ 25,235.00	25,235.00
Iman Kishawai Investment			$ 35,174.00	35,174.00
Jess Ghannam Investment			$ 140,733.00	140,733.00
Mona Masri Investment			$ 16,717.00	16,717.00
Wael Buhaissy Investment			$ 16,717.00	16,717.00
Total Investors			**$ 304,933.00**	**$ 304,933.00**
Reem's Equity	-14,289.09	-349,777.38	$ (304,819.17)	-668,885.64
Retained Earnings	-35,634.70	-205,425.78	$ 28,000.00	-213,060.48
Net Income	-45,854.21	-122,533.79	$ (282,522.08)	-450,910.08
Total Equity	**-95,778.00**	**-677,736.95**	**195,591.75**	**-577,923.20**
TOTAL LIABILITIES AND EQUITY	**$ 179,138.66**	**$ 55,122.14**	**$ 1,332,905.72**	**$ 1,567,166.52**

Reem's Group
Profit and Loss
January - December 2024

Income	Mission	CA	Hospitality	Total
Appearance Fees				$ -
Catering Tips				$ -
Commissary				$ -
Internal	$ 238,822.46			$ 238,822.46
Wholesale- External	$ 75,536.10	$ 17,598.25		$ 93,134.35
Total Commissary	**$ 314,358.56**	**$ 17,598.25**	**$ -**	**$ 331,956.81**
Dining Alliance Rebate				$ -
Donation received			$ 1,135.55	$ 1,135.55
EventBrite sales	$ 637.98			$ 637.98
Farmers Market & Public Events		$ 1,531.37		$ 1,531.37
Grant Income	$ 7,021.37		$ 5,000.00	$ 12,021.37
Honorarium	$ 550.00			$ 550.00
Royalty			$ 2,028.96	$ 2,028.96
Rent & Lease Income			$ 2,000.00	$ 2,000.00
Restaurant Sales				$ -
Catering -External	$ 132,504.59	$ 655.75		$ 133,160.34
3rd Party Catering				$ -
EZ Catering	$ 5,989.00			$ 5,989.00
Forkable Catering	$ 23,094.50			$ 23,094.50
Total 3rd Party Catering	**$ 29,083.50**	**$ -**	**$ -**	**$ 29,083.50**
Total Catering -External	**$ 161,588.09**	**$ 655.75**	**$ -**	**$ 162,243.84**
Delivery Sales	$ 2,131.95	$ 1,418.81		$ 3,550.76
Caviar	$ 26,503.00			$ 26,503.00
Doordash	115,799.70			$ 115,799.70
Postmates	602.25			$ 602.25
Service Charges				$ -
Delivery Fees	0.00			$ -
Zero Food Print	0.25			$ 0.25
Total Service Charges	**$ 0.25**	**$ -**	**$ -**	**$ 0.25**
Table22 Sales	$ 3,970.00			$ 3,970.00
UberEats Sales	$ 11,893.60	$ 5,519.45		$ 17,413.05
Total Delivery Sales	**$ 160,900.75**	**$ 6,938.26**	**$ -**	**$ 167,839.01**
Dine In				$ -
Alcoholic Beverages	11,275.12			$ 11,275.12
Food Sales	325,651.24	77,650.57		$ 403,301.81
N/A Bev.	37,490.31	6,341.85		$ 43,832.16
Retail	18,410.30	1,905.40		$ 20,315.70
Total Dine In	**$ 392,826.97**	**$ 85,897.82**	**$ -**	**$ 478,724.79**
Pick Up				$ -
Food -Pick Up	664.00	326,669.45		$ 327,333.45

N/A Bev. -Pick Up	163.00	49,099.20		$ 49,262.20
Retail -Pick Up	25.00	23,800.10		$ 23,825.10
Total Pick Up	**$ 852.00**	**$ 399,568.75**	**$ -**	**$ 400,420.75**
Square Online	23,604.70	1,951.20		$ 25,555.90
To Go				$ -
Beer & Wine - To Go	317.00			$ 317.00
Food - To Go	72,260.84	239,761.12		$ 312,021.96
N/A Bev- To Go	9,807.23	26,116.90		$ 35,924.13
Retail -To Go	2,955.00	10,335.00		$ 13,290.00
Total To Go	**$ 85,340.07**	**$ 276,213.02**	**$ -**	**$ 361,553.09**
Total Restaurant Sales	**$ 825,112.58**	**$ 771,224.80**	**$ -**	**$ 1,596,337.38**
Worker's Resilience Income				$ -
Worker's Resilience paid				$ -
Total Worker's Resilience Income	**$ -**	**$ -**	**$ -**	**$ -**
Total Income	**$ 1,147,680.49**	**$ 790,354.42**	**$ 10,164.51**	**$ 1,948,199.42**
Cost of Goods Sold				$ -
Prime Cost				$ -
Cost of Goods				$ -
Alcohol COGS	5,564.37	132.90		$ 5,697.27
Catering Supplies	1,652.90	5,869.26		$ 7,522.16
Cook Book COGS	2,167.01	297.50	$ 29.90	$ 2,494.41
Delivery Expenses	35,432.63	21,137.22		$ 56,569.85
Food COGS	-25,843.58	-8,382.26		$ (34,225.84)
Dairy	24,273.27	50.70		$ 24,323.97
Dry Food COGS	97,190.63	9,657.31		$ 106,847.94
Meat	37,103.93	3,107.60		$ 40,211.53
Perishable Good COGS (deleted)	0.00			$ -
Produce	91,081.53	4,413.83		$ 95,495.36
Total Food COGS	**$ 223,805.78**	**$ 8,847.18**	**$ -**	**$ 232,652.96**
Internal Commissary Food COG		238,822.46		$ 238,822.46
Internal Commissary Labor COGS				$ -
Janitorial COGS	12,251.02			$ 12,251.02
N/A Bev. COGS	11,736.38	3,828.89		$ 15,565.27
Paper Good COGS	14,302.09	12,596.85		$ 26,898.94
Retail - COGS	10,373.97	4,957.52		$ 15,331.49
Total Cost of Goods	**$ 317,286.15**	**$ 296,489.78**	**$ 29.90**	**$ 613,805.83**
Eventbrite fees	47.28			$ 47.28
Labor COGS				$ -
BOH Wages	382,520.26	$ 19,347.20		$ 401,867.46
BOH - Manager Wages	42,807.36			$ 42,807.36
BOH Manager - Sick	1,153.13			$ 1,153.13
Manager OT	1,175.15			$ 1,175.15
Total BOH - Manager Wages	**$ 45,135.64**	**$ -**	**$ -**	**$ 45,135.64**
BOH - Bonus		$ 250.00		
BOH - OT	5,330.98	$ 162.39		
BOH - Sick	8,380.71	$ 547.75		
Total BOH Wages	**$ 441,367.59**	**$ 20,307.34**	**$ -**	**$ 447,003.10**

FOH Wages	80,712.36	$ 207,399.81		$ 288,112.17
FOH - Manager Wages	36,428.39			$ 36,428.39
FOH Manager - Sick	2,281.98			$ 2,281.98
Manager OT	1,351.38			$ 1,351.38
Total FOH - Manager Wages	$ 40,061.75	$ -	$ -	$ 40,061.75
FOH - OT	212.26	$ 8,759.31		$ 8,971.57
FOH - Bonus		$ 500.00		
FOH - Sick	1,501.50	$ 4,864.25		$ 6,365.75
Total FOH Wages	$ 122,487.87	$ 221,523.37	$ -	$ 343,511.24
Healthcare Reimbursement	9,382.00	$ 1,880.48	$ 3,218.94	$ 14,481.42
Hourly Taxes	57,690.33	$ 23,995.78		$ 81,686.11
Managerial Taxes				$ -
Total Hourly Taxes	$ 57,690.33	$ 23,995.78	$ -	$ 81,686.11
Hourly Wages				$ -
Tips Paid out				$ -
Total Hourly Wages	$ -	$ -	$ -	$ -
Payroll Processing Fee	3,941.63	$ 3,153.00	$ 1,794.12	$ 8,888.75
Payroll Taxes			$ 19,146.01	$ 19,146.01
Salaries & Wages			$ 229,491.09	$ 229,491.09
Total Labor COGS	$ 634,869.42	$ 270,859.97	$ 253,650.16	$ 1,189,343.36
Total Prime Cost	$ 952,202.85	$ 567,349.75	$ 253,680.06	$ 1,803,196.47
Total Cost of Goods Sold	$ 952,202.85	$ 567,349.75	$ 253,680.06	$ 1,803,196.47
Gross Profit	$ 195,477.64	$ 223,004.67	$ (243,515.55)	$ 145,002.95
Expenses				$ -
Advertising & Marketing	2,650.28	$ 10.47	$ 3,865.71	$ 6,526.46
Auto	80.29		$ 1,619.00	$ 1,699.29
Bank Charges & Fees	281.83	$ 481.04	$ 81.00	$ 843.87
Booth Expense	3,429.00			$ 3,429.00
Cash Over/Short	2,016.45	$ 723.42		$ 2,739.87
Commission Expenses	12,874.44			$ 12,874.44
Commuter Benefits				$ -
Cell phone reimbursement				$ -
Mileage reimbursement				$ -
Contractors	2,592.50	$ 925.00	$ 42,005.82	$ 45,523.32
Courier Fees	2,798.00			$ 2,798.00
Credit Card Processing Fees	137.61	21.68		$ 159.29
3rd Party Catering Fee	236.43			$ 236.43
Forkable Fees	5,137.25			$ 5,137.25
Total 3rd Party Catering Fee	$ 5,373.68	$ -	$ -	$ 5,373.68
Melio Credit Card Fees (deleted)	72.08	138.54		$ 210.62
Merchant Account Fees	84.12		$ 150.69	$ 234.81
Other Business Expenses	0.00			$ -
Total Merchant Account Fees	$ 84.12	$ -	$ 150.69	$ 234.81
QuickBooks Payments Fees	2,041.26		$ 504.10	$ 2,545.36
Square Fees	22,503.22	26,485.94		$ 48,989.16
Total Credit Card Processing Fees	$ 30,211.97	$ 26,646.16	$ 654.79	$ 57,512.92
Donations	$ 4,438.00	$ 50.00	$ 1,010.00	$ 5,498.00

Zero Foodprint Donations				$ -
Total Donations	**$ 4,438.00**	**$ 50.00**	**$ 1,010.00**	**$ 5,498.00**
Insurance			$ 51,751.62	$ 51,751.62
Health Insurance			$ 4,216.63	$ 4,216.63
Liability Insurance		$ 99.99		$ 99.99
Workers' Compensation				$ -
Total Insurance	**$ -**	**$ 99.99**	**$ 55,968.25**	**$ 56,068.24**
Interest Paid	$ 11,431.80	$ 12,186.93	$ 76,111.08	$ 99,729.81
Job Supplies	$ -		$ 505.59	$ 505.59
Legal & Professional Services	$ 19,922.20	$ 13,771.23	$ 28,562.50	$ 62,255.93
Management Fees				$ -
Market Vending Fees	$ 82.50		$ 1,000.00	$ 1,082.50
Market/Event Supplies	$ 809.38		$ 13.68	$ 823.06
Meals	$ 504.80	$ 50.00	$ 859.93	$ 1,414.73
Office Supplies & Software	1,486.79	$ 4,145.75	$ 14,918.33	$ 20,550.87
Subscriptions	1,251.01	$ 2,708.80		$ 3,959.81
Total Office Supplies & Software	**$ 2,737.80**	**$ 6,854.55**	**$ 14,918.33**	**$ 24,510.68**
Permits	1,471.95	$ 59.75		$ 1,531.70
Postage/shipping		$ 242.71	$ 99.23	$ 341.94
Reimbursable Expenses			$ 479.89	$ 479.89
Rent & Lease	90,000.00	$ 49,791.62	$ 6,606.00	$ 146,397.62
Repairs & Maintenance	17,666.44	$ 17,979.56	$ 5,490.13	$ 41,136.13
Janitorial	12,150.90	$ 7,013.83		$ 19,164.73
Total Repairs & Maintenance	**$ 29,817.34**	**$ 24,993.39**	**$ 5,490.13**	**$ 60,300.86**
Research & Development			$ 102.59	$ 102.59
Table 22 Platform fee (deleted)				$ -
Supplies - Smallwares	$ 8,466.22	$ 3,856.48		$ 12,322.70
Small Equipment				$ -
Taxes & Licenses	$ 3,503.21	$ 3,596.91	$ 78.96	$ 7,179.08
SF Business Personal Property Tax-571L	$ -			$ -
Taxes Paid	$ -			$ -
Total Taxes & Licenses	**$ 3,503.21**	**$ 3,596.91**	**$ 78.96**	**$ 7,179.08**
Travel	$ 70.31		$ 3,324.10	$ 3,394.41
Parking & Tolls	$ -	$ 40.00		$ 40.00
Transportation	$ 394.45	$ 1,100.14	$ 2,434.69	$ 3,929.28
Total Travel	**$ 464.76**	**$ 1,140.14**	**$ 5,758.79**	**$ 7,363.69**
Travel Meals			**$ 774.50**	$ 774.50
Utilities	68,300.96	$ 2,664.99		$ 70,965.95
Phone & Internet	1,920.24	$ 1,430.70	$ 2,223.48	$ 5,574.42
Triple Net (deleted)	0.00			$ -
Total Utilities	**$ 70,221.20**	**$ 4,095.69**	**$ 2,223.48**	**$ 76,540.37**
Wholesales Expense			**$ 450.00**	$ 82,114.79
Total Expenses	**$ 300,805.92**	**$ 149,575.48**	**$ 249,239.25**	**$ 781,285.44**
Net Operating Income	**$ (105,328.28)**	**$ 73,429.19**	**$ (492,754.80)**	**$ (636,282.49)**
Other Income				$ -
Interest Income			$ 6,315.66	$ 6,315.66

SF Jobs Now Wage Reimbursement				$ -
Tax Refund	$ 2,436.59			$ 2,436.59
Worker Compensation Refund				$ -
Total Other Income	**$ 2,436.59**	**$ -**	**$ 6,315.66**	**$ 2,436.59**
Other Expenses				$ -
Bad Debt				$ -
Depreciation Expenses	$ 15,990.00	$ 7,025.00	$ 11,058.00	$ 34,073.00
Fraud Charges				$ -
Penalties, Settlements & fees		$ 903.75	$ 6,546.68	$ 7,450.43
PY Expenses	$ 19.49	$ 204.27		$ 223.76
PY Uncleared Checks	$ (2,082.61)			$ (2,082.61)
Sales Tax Accrued		$ 33,451.10		
Undercollected Sales Tax	125.61	$ 2.83		$ 128.44
Total Other Expenses	**$ 14,052.49**	**$ 41,586.95**	**$ 17,604.68**	**$ 73,244.12**
Net Other Income	**$ (11,615.90)**	**$ (41,586.95)**	**$ (11,289.02)**	**$ (64,491.87)**
Net Income	**$ (116,944.18)**	**$ 31,842.24**	**$ (504,043.82)**	**$ (589,145.76)**

Reem's Group
Profit and Loss
January - December 2023

Income	Mission	CA	Hospitality	Total
Appearance Fees			$ 750.00	$ 750.00
Catering Tips	$ 15,525.73			$ 15,525.73
Commissary	$ 139,218.95			$ 139,218.95
External		$ 14,458.50		$ 14,458.50
Internal		$ 63,818.90		$ 63,818.90
Wholesale- External				$ -
Total Commissary	**$ 139,218.95**	**$ 78,277.40**	**$ -**	**$ 217,496.35**
Dining Alliance Rebate	$ 409.44			$ 409.44
Donation received	$ 1,680.73			$ 1,680.73
EventBrite sales				$ -
Farmers Market & Public Events		$ 29,953.79		$ 29,953.79
Grant Income	$ 62,750.00	$ 15,000.00	$ 5,000.00	$ 82,750.00
Honorarium				$ -
Sale of Product			$ 3,196.41	$ 3,196.41
Rent & Lease Income	$ 10,000.00	$ 1,500.00		$ 11,500.00
Restaurant Sales	$ 763,026.73	$ 569,650.42		$ 1,332,677.15
Catering -External	$ 68,168.29	$ 61,285.15		$ 129,453.44
3rd Party Catering				$ -
EZ Catering				$ -
Forkable Catering				$ -
Total 3rd Party Catering	**$ -**	**$ -**	**$ -**	**$ -**
Total Catering -External	**$ 68,168.29**	**$ 61,285.15**	**$ -**	**$ 129,453.44**
Delivery Sales				$ -
Caviar				$ -
Doordash				$ -
Postmates				$ -
Service Charges	$ 2,778.82			$ 2,778.82
Delivery Fees	$ 4,150.07	$ 1,422.00		$ 5,572.07
Zero Food Print	$ 5,820.90			$ 5,820.90
Total Service Charges	**$ 12,749.79**	**$ 1,422.00**	**$ -**	**$ 14,171.79**
Table22 Sales				$ -
UberEats Sales				$ -
Total Delivery Sales	**$ 12,749.79**	**$ 1,422.00**	**$ -**	**$ 14,171.79**
Dine In				$ -
Alcoholic Beverages				$ -
Food Sales				$ -
N/A Bev.				$ -
Retail				$ -
Total Dine In	**$ -**	**$ -**	**$ -**	**$ -**

Pick Up				$ -
Food -Pick Up				$ -
N/A Bev. -Pick Up				$ -
Retail -Pick Up				$ -
Total Pick Up	**$ -**	**$ -**	**$ -**	**$ -**
Square Online				$ -
To Go				$ -
Beer & Wine - To Go				$ -
Food - To Go				$ -
N/A Bev- To Go				$ -
Retail -To Go				$ -
Total To Go	**$ -**	**$ -**	**$ -**	**$ -**
Total Restaurant Sales	**$ 843,944.81**	**$ 632,357.57**	**$ -**	**$ 1,476,302.38**
Worker's Resilience Income	$ 117,800.00	$ 94,453.02	$ 1,502.81	$ 213,755.83
Worker's Resilience paid	$ (95,637.52)	$ (12,187.63)	$ (1,502.81)	$ (109,327.96)
Total Worker's Resilience Income	**$ 22,162.48**	**$ 82,265.39**	**$ -**	**$ 104,427.87**
Total Income	**$ 1,095,692.14**	**$ 839,354.15**	**$ 8,946.41**	**$ 1,943,992.70**
Cost of Goods Sold				$ -
Prime Cost	$ 2,315.32		$ 334.82	$ 2,650.14
Cost of Goods				$ -
Alcohol COGS	$ 8,917.52			$ 8,917.52
Catering Supplies	$ 854.72	$ 2,738.35		$ 3,593.07
Cook Book COGS	$ 4,297.27	$ 3,989.77	$ 28.13	$ 8,315.17
Delivery Expenses	$ 1,220.72	$ 9,309.37		$ 10,530.09
Food COGS	$ 28,001.34	$ 8,754.16		$ 36,755.50
Dairy				$ -
Dry Food COGS	$ 84,436.69	$ 46,402.99		$ 130,839.68
Meat				$ -
Perishable Good COGS (deleted)	$ 83,825.67	$ 34,855.15		$ 118,680.82
Produce	$ 7,810.76	$ -		$ 7,810.76
Total Food COGS	**$ 204,074.46**	**$ 90,012.30**	**$ -**	**$ 294,086.76**
Internal Commissary Food COG		$ 78,672.04		$ 78,672.04
Internal Commissary Labor COGS		$ 50,189.78		$ 50,189.78
Janitorial COGS	$ 22,840.49			$ 22,840.49
N/A Bev. COGS		$ 37.50		$ 37.50
Paper Good COGS	$ 24,829.25	$ 14,195.35		$ 39,024.60
Retail - COGS		$ -		$ -
Total Cost of Goods	**$ 269,349.75**	**$ 249,144.46**	**$ 362.95**	**$ 518,857.16**
Eventbrite fees				$ -
Labor COGS	$ 62.00			$ 62.00
BOH Wages				$ -
BOH - Manager Wages				$ -
BOH Manager - Sick				$ -
Manager OT				$ -
Total BOH - Manager Wages	**$ -**	**$ -**	**$ -**	**$ -**

BOH - OT				
BOH - Sick				
Total BOH Wages	**$ -**	**$ -**	**$ -**	**$ -**
FOH Wages				$ -
FOH - Manager Wages	$ 26,987.46	$ 28,631.77		$ 55,619.23
FOH Manager - Sick				$ -
Manager OT				$ -
Total FOH - Manager Wages	**$ 26,987.46**	**$ 28,631.77**	**$ -**	**$ 55,619.23**
FOH - OT				$ -
FOH - Sick				$ -
Total FOH Wages	**$ 26,987.46**	**$ 28,631.77**	**$ -**	**$ 55,619.23**
Healthcare Reimbursement	$ 4,069.84	$ 3,880.66	$ 357.56	$ 8,308.06
Hourly Taxes	$ 53,539.65	$ 33,910.43		$ 87,450.08
Managerial Taxes	$ 2,454.83	$ 2,587.10		$ 5,041.93
Total Hourly Taxes	**$ 55,994.48**	**$ 36,497.53**	**$ -**	**$ 92,492.01**
Hourly Wages	$ 494,180.01	$ 377,708.56		$ 871,888.57
Tips Paid out	$ 14,885.73			$ 14,885.73
Total Hourly Wages	**$ 509,065.74**	**$ 377,708.56**	**$ -**	**$ 886,774.30**
Payroll Processing Fee	$ 3,723.00	$ 3,232.00	$ 699.00	$ 7,654.00
Payroll Taxes			$ 8,490.78	$ 8,490.78
Salaries & Wages			$ 93,698.94	$ 93,698.94
Total Labor COGS	**$ 599,902.52**	**$ 449,950.52**	**$ 103,246.28**	**$ 1,153,099.32**
Total Prime Cost	**$ 869,252.27**	**$ 699,094.98**	**$ 103,609.23**	**$ 1,671,956.48**
Total Cost of Goods Sold	**$ 869,252.27**	**$ 699,094.98**	**$ 103,609.23**	**$ 1,671,956.48**
Gross Profit	**$ 226,439.87**	**$ 140,259.17**	**$ (94,662.82)**	**$ 272,036.22**
Expenses				$ -
Advertising & Marketing	$ 1,048.04	$ 3,248.81	$ 4,698.27	$ 8,995.12
Auto	$ 108.00	$ 1,350.94	$ -	$ 1,458.94
Bank Charges & Fees	$ 815.52	$ 611.46	$ 632.00	$ 2,058.98
Booth Expense				$ -
Cash Over/Short	$ 1,313.35			$ 1,313.35
Commission Expenses				$ -
Commuter Benefits		$ 4,100.00	$ 400.00	$ 4,500.00
Cell phone reimbursement			$ 820.08	$ 820.08
Mileage reimbursement		$ 2,694.45		$ 2,694.45
Contractors	$ 210.00	$ 3,996.00	$ 23,833.62	$ 28,039.62
Courier Fees	$ 5,684.10	$ -		$ 5,684.10
Credit Card Processing Fees				$ -
3rd Party Catering Fee				$ -
Forkable Fees				$ -
Total 3rd Party Catering Fee	**$ -**	**$ -**	**$ -**	**$ -**
Melio Credit Card Fees (deleted)	$ 115.50	$ 1,731.30	$ 3.00	$ 1,849.80
Merchant Account Fees	$ 48,384.76		$ 91.96	$ 48,476.72
Other Business Expenses				$ -
Total Merchant Account Fees	**$ 48,384.76**	**$ -**	**$ 91.96**	**$ 48,476.72**
QuickBooks Payments Fees	$ 901.07		$ 977.00	$ 1,878.07

Square Fees		$ 21,127.44		$ 21,127.44
Total Credit Card Processing Fees	**$ 49,401.33**	**$ 22,858.74**	**$ 1,071.96**	**$ 73,332.03**
Donations				$ -
Zero Foodprint Donations				$ -
Total Donations	**$ -**	**$ -**	**$ -**	**$ -**
Insurance			$ 55,746.89	$ 55,746.89
Health Insurance	$ 2,664.00			$ 2,664.00
Liability Insurance		$ 99.99		$ 99.99
Workers' Compensation	$ 862.76	$ (1,381.72)		$ (518.96)
Total Insurance	**$ 3,526.76**	**$ (1,281.73)**	**$ 55,746.89**	**$ 57,991.92**
Interest Paid	$ 12,115.24	$ 16,601.24	$ 18,667.42	$ 47,383.90
Job Supplies			$ 1,381.63	$ 1,381.63
Legal & Professional Services	$ 8,225.10	$ 8,241.06	$ 23,366.35	$ 39,832.51
Management Fees	$ 32.53	$ 337.05		$ 369.58
Market Vending Fees			$ 599.88	$ 599.88
Market/Event Supplies			$ 293.25	$ 293.25
Meals	$ 275.43	$ 312.40	$ 1,156.00	$ 1,743.83
Office Supplies & Software	$ 3,219.21	$ 10,722.48	$ 5,729.72	$ 19,671.41
Subscriptions	$ 6,794.16	$ -	$ -	$ 6,794.16
Total Office Supplies & Software	**$ 10,013.37**	**$ 10,722.48**	**$ 5,729.72**	**$ 26,465.57**
Permits	$ 847.00	$ 3,091.19	$ -	$ 3,938.19
Postage/shipping		$ 157.99	$ -	$ 157.99
Reimbursable Expenses	$ (292.00)	$ -		$ (292.00)
Rent & Lease	$ 81,250.00	$ 80,186.18	$ 21,418.96	$ 182,855.14
Repairs & Maintenance	$ 17,684.82	$ 8,759.53	$ 7,506.21	$ 33,950.56
Janitorial	$ 660.00	$ 15,867.95		$ 16,527.95
Total Repairs & Maintenance	**$ 18,344.82**	**$ 24,627.48**	**$ 7,506.21**	**$ 50,478.51**
Research & Development			$ 687.98	$ 687.98
Table 22 Platform fee (deleted)	$ 287.97			$ 287.97
Supplies - Smallwares	$ 8,500.43	$ 3,607.13		$ 12,107.56
Small Equipment		$ 150.00		$ 150.00
Taxes & Licenses	$ 3,002.00		$ 13,865.27	$ 16,867.27
SF Business Personal Property Tax-571L	$ 1,078.86			$ 1,078.86
Taxes Paid	$ 881.68	$ 800.00		$ 1,681.68
Total Taxes & Licenses	**$ 4,962.54**	**$ 800.00**	**$ 13,865.27**	**$ 19,627.81**
Travel	$ 210.97		$ 7,093.68	$ 7,304.65
Parking & Tolls		$ 3,000.28		$ 3,000.28
Transportation		$ 1,632.96	$ 1,320.59	$ 2,953.55
Total Travel	**$ 210.97**	**$ 4,633.24**	**$ 8,414.27**	**$ 13,258.48**
Utilities	$ 40,929.23	$ 4,335.09		$ 45,264.32
Phone & Internet	$ 1,869.86	$ 1,800.28	$ 2,122.46	$ 5,792.60
Triple Net (deleted)	$ 14,640.00	$ -		$ 14,640.00
Total Utilities	**$ 57,439.09**	**$ 6,135.37**	**$ 2,122.46**	**$ 65,696.92**
Total Expenses	**$ 264,319.59**	**$ 197,181.48**	**$ 192,412.22**	**$ 653,913.29**
Net Operating Income	**$ (37,879.72)**	**$ (56,922.31)**	**$ (287,075.04)**	**$ (381,877.07)**
Other Income				$ -
SF Jobs Now Wage Reimbursement	$ 6,521.13			$ 6,521.13

Tax Refund	$ 5,055.52			$ 5,055.52
Worker Compensation Refund			$ 14,179.57	$ 14,179.57
Total Other Income	**$ 11,576.65**	**$ -**	**$ 14,179.57**	**$ 25,756.22**
Other Expenses				$ -
Bad Debt		$ 700.06		$ 700.06
Depreciation Expenses	$ 18,938.00	$ 11,538.00	$ 9,591.00	$ 40,067.00
Fraud Charges	$ 118.05	$ -		$ 118.05
Penalties & fees			$ 501.39	$ 501.39
PY Expenses	$ 495.09	$ (724.61)	$ (465.78)	$ (695.30)
PY Uncleared Checks		$ (2,062.41)		$ (2,062.41)
Sales Tax Accrued		$ 56,160.44		$ 56,160.44
Total Other Expenses	**$ 19,551.14**	**$ 65,611.48**	**$ 9,626.61**	**$ 94,789.23**
Net Other Income	**$ (7,974.49)**	**$ (65,611.48)**	**$ 4,552.96**	**$ (69,033.01)**
Net Income	**$ (45,854.21)**	**$ (122,533.79)**	**$ (282,522.08)**	**$ (450,910.08)**

Statement of Cash Flows
Reems Group
January-December, 2024

Full name		Mission		CA		Hospitality	Total
OPERATING ACTIVITIES							
Net Income	$	(116,944.18)	$	31,842.24	$	(504,043.82)	$ (589,145.76
Adjustments to reconcile Net Income to Net Cash provided by operations:							$ -
2021 Q2 ERTC					$	28,000.00	$ 28,000.00
Accounts Payable (A/P)	$	5,198.68	$	(36,151.93)	$	(885.00)	$ (31,838.25)
Accounts Receivable (A/R)	$	26,195.83	$	11,439.60			$ 37,635.43
Calsavers Liabilities	$	55.28	$	21.77			$ 77.05
Credit card	$	(1,502.07)	$	9,523.62	$	(3,732.50)	$ 4,289.05
Credit in Transit:DoorDash CIT	$	(779.02)					$ (779.02)
Credit in Transit:Eventbrite CIT							$ -
Credit in Transit:EZ Catering CIT							$ -
Credit in Transit:Forkable CIT	$	(270.26)	$	18.07			$ (252.19)
Credit in Transit:Square CIT	$	(12,853.54)	$	(11.35)			$ (12,864.89)
Credit in Transit:Stripe CIT	$	5.79			$	146.02	$ 151.81
Credit in Transit:Table22 CIT	$	1,297.03					$ 1,297.03
Credit in Transit:Toast CIT	$	(44.12)					$ (44.12)
Credit in Transit:UberEats CIT	$	(954.99)					$ (954.99)
Employee Advance	$	20.00					$ 20.00
Equipment:Accumulated Depreciation	$	9,124.00	$	6,673.00			$ 15,797.00
Fixed Asset Software:Accumulated Depreciation	$	298.49					$ 298.49
Furniture & Fixtures:Accumulated Depletion	$	525.00					$ 525.00
Gift Card	$	2,827.68	$	(30.00)			$ 2,797.68
Inventory Asset:Alcohol Inventory	$	83.47	$	(361.06)			$ (277.59)
Inventory Asset:Catering Ware Inventory	$	(751.42)					$ (751.42)
Inventory Asset:Coffee Inventory	$	(1,220.64)					$ (1,220.64)
Inventory Asset:Cook Book Inventory	$	(243.97)	$	(210.00)	$	(350.00)	$ (803.97)
Inventory Asset:Dry Goods Inventory	$	(3,620.74)	$	(2,512.22)			$ (6,132.96)
Inventory Asset:Food Inventory	$	107.50	$	40.28			$ 147.78
Inventory Asset:Janitorial Inventory	$	(70.38)					$ (70.38)

Inventory Asset:N/A Bev Inventory	$ (586.30)	$ (361.28)		$ (947.58)
Inventory Asset:Paper Goods Inventory	$ (1,885.49)	$ 2,043.99		$ 158.50
Inventory Asset:Retail Inventory	$ (5,024.33)	$ (1,456.40)		$ (6,480.73)
InKind Loan			$ 484.00	$ 484.00
InKind Loan:Unredeemed Credits			$ (25,216.00)	$ (25,216.00)
Leasehold Improvements:Accumulated Depreciation	$ 6,042.00	$ 0.37	$ 7,119.00	$ 13,161.37
Vehicles:Accumulated Depreciation		$ 352.00		$ 352.00
Loans to/from Reems Hospitality	$ 157,601.95	$ 12,129.13		$ 169,731.08
Loan to/from Reem California	$ (35,883.52)		$ (12,129.13)	$ (48,012.65)
Loan to/from Reem Mission		$ 35,883.52	$ (157,601.95)	$ (121,718.43
Oakland Inventory (deleted):FV Cookbook Inventory (deleted)	$ 157.50			$ 157.50
OSL Due				$ -
Sales Tax Payable	$ 72,742.26	$ (83,853.73)		$ (11,111.47)
Sales Tax Payable:Sales Tax Paid	$ (72,075.06)	$ 83,233.71		$ 11,158.65
Square Gift Cards		$ 139.78		$ 139.78
Square Loan 2023 (deleted)		$ (23,947.01)		$ (23,947.01)
Transportation Equipment:Accumulated Depreciation			$ 3,939.00	$ 3,939.00
Zaynah Commission Payable			$ 402.41	$ 402.41
Undistributed Tips	$ 11,491.86	$ 461.69		$ 11,953.55
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 156,008.47**	**$ 13,065.55**	**$ (159,824.15)**	**$ (177,161.66)**
Net cash provided by operating activities	**$ 39,064.29**	**$ 44,907.79**	**$ (663,867.97)**	**$ (766,307.42)**
INVESTING ACTIVITIES				$ -
Equipment	$ (3,289.19)	$ (15,078.99)		$ (18,368.18)
Leasehold Improvements	$ 697.37		$ (1,162.46)	$ (465.09)
Net cash provided by investing activities	**$ (2,591.82)**	**$ (15,078.99)**	**$ (1,162.46)**	**$ (18,833.27)**
FINANCING ACTIVITIES				$ -
Converted Safe Notes:Ani Simon Kenedy			$ 25,000.00	$ 25,000.00
Converted Safe Notes:David Roush			$ 100,000.00	$ 100,000.00
Converted Safe Notes:Katherine Heaterly Born			$ 50,000.00	$ 50,000.00
Converted Safe Notes:New Chordata- Cassandra Elise Euphrat Safe Note			$ 50,000.00	$ 50,000.00
Converted Safe Notes:The Maddy Wilson Family Trust			$ 100,000.00	$ 100,000.00
Investors:Dalya Assil Investment			$ 17,956.00	$ 17,956.00
Investors:Emily Katz Investment			$ (25,235.00)	$ (25,235.00)
Investors:Iman Kishawai Investment			$ 8,976.00	$ 8,976.00
Investors:Jess Ghannam Investment			$ 35,916.00	$ 35,916.00

Investors:Mona Masri Investment			$ 5,721.00	$ 5,721.00
Investors:Wael Buhaissy Investment			$ 5,721.00	$ 5,721.00
Note Payable - Lentegrity (van)			$ (4,542.78)	$ (4,542.78)
Main Street Launch Loan	$ (9,881.59)			$ (9,881.59)
EIDL Loan		$ (8,772.00)		$ (8,772.00)
Loan Payable - Hani Anani (deleted)		$ (70.00)		$ (70.00)
Loan Payable - ICA (deleted)		$ (8,333.30)		$ (8,333.30)
Pacific Community Ventures Loan	$ (29,959.68)			$ (29,959.68)
Reem's Equity	$ (50,978.83)	$ (285,800.41)	$ (345,938.15)	$ (682,717.39
Retained Earnings	$ 61,653.22	$ 277,776.42	$ 272,760.19	$ 612,189.83
Net cash provided by financing activities	**$ (29,166.88)**	**$ (25,199.29)**	**$ 296,334.26**	**$ 241,968.09**
NET CASH INCREASE FOR PERIOD	**$ 7,305.59**	**$ 4,629.51**	**$ (368,696.17)**	**$ (356,761.07)**
Cash at beginning of period	**$ (1,011.75)**	**$ 2,769.89**	**$ 730,236.12**	**$ 731,994.26**
CASH AT END OF PERIOD	**$ 6,293.84**	**$ 7,399.40**	**$ 361,539.95**	**$ 375,233.19**

Statement of Cash Flows
Reems Group
January 1-December 31, 2023

Full name	Mission	CA	Hospitality	Total
OPERATING ACTIVITIES				
Net Income	-45,854.21	-122,533.79	-282,522.08	-450,910.08
Adjustments to reconcile Net Income to Net Cash provided by operations:				0.00
Accounts Payable (A/P)	-355.34	12,893.51	-173.45	12,364.72
Accounts Receivable (A/R)	-40,139.26	25.81		-40,113.45
Calsavers Liabilities		-148.31		-148.31
Credit card	849.31	8,173.55	-59.46	8,963.40
Credit in Transit		-2,741.67	-131.09	-2,872.76
Credit in Transit:DoorDash CIT	383.08			383.08
Credit in Transit:Square CIT	-1,641.87			-1,641.87
Credit in Transit:Stripe CIT	-10.04			-10.04
Credit in Transit:Table22 CIT	-1,297.03			-1,297.03
Credit in Transit:Toast CIT	13,664.44			13,664.44
Employee Advance	-20.00		182.00	162.00
Employer Benefit Liabilities				0.00
Equipment:Accumulated Depreciation	12,072.00	10,952.00		23,024.00
Garnishment Payable				0.00
Fixed Asset Software:Accumulated Depreciation	299.00			299.00
Furniture & Fixtures:Accumulated Depletion	525.00			525.00
Gift Card	426.27			426.27
Garnishment Payable			-500.00	-500.00
Inventory Asset		2,847.43		2,847.43
Inventory Asset:Alcohol Inventory	1,623.28			1,623.28
Inventory Asset:Catering Ware Inventory	184.46			184.46
Inventory Asset:Cook Book Inventory	-1.03	962.50	5,354.54	6,316.01
Inventory Asset:Dry Goods Inventory	-1,020.35	2,579.75		1,559.40
Inventory Asset:Food Inventory	-107.50	-80.28		-187.78
Inventory Asset:Janitorial Inventory	4,387.60			4,387.60
Inventory Asset:Paper Goods Inventory	1,572.40	-417.38		1,155.02
Inventory Asset:Perishable Good Inventory (deleted)		848.29		848.29

Inventory Asset:Retail Inventory	-613.15			-613.15
Investments for Reem's Hospitality		288,324.00	-288,324.00	0.00
Leasehold Improvements:Accumulated Depreciation	6,042.00		3,554.00	9,596.00
Loans to/from Reems Hospitality	119,353.90	78,548.82		197,902.72
Loan to/from Reem California	-11,870.74		-78,548.82	-90,419.56
Loan to Reem Mission		11,918.03	-119,353.90	-107,435.87
Oakland Inventory (deleted):FV Cookbook Inventory (deleted)	-157.50			-157.50
Payroll Liabilities	-535.60			-535.60
Sales Tax Payable	78,696.42	118,542.27	-18.12	197,220.57
Sales Tax Payable:Sales Tax Paid	-81,045.29	-81,733.46		-162,778.75
Square Gift Cards		1.54		1.54
Square Loan 2023 (deleted)		23,947.01	50,000.00	73,947.01
Undistributed Tips	-893.44	-426.66		-1,320.10
Vehicles:Accumulated Depreciation		586.00	6,037.00	6,623.00
InKind Loan			5,101.30	5,101.30
InKind Loan:Unredeemed Credits			-24,053.31	-24,053.31
Prepaid Rent			-21,418.96	-21,418.96
RPF Loan			24,507.25	24,507.25
Safe Notes:Aaron Jafferis Investment			50,000.00	50,000.00
Safe Notes:Alison Mann Investment			100,000.00	100,000.00
Safe Notes:Amy Rosenthal Investment			20,000.00	20,000.00
Safe Notes:Ava Murphey Investment			100,000.00	100,000.00
Safe Notes:Brienne Ellis Investment			50,000.00	50,000.00
Safe Notes:Bryn A. Adams Declaration of Trust Investment			25,000.00	25,000.00
Safe Notes:Bulbul Gupta Investment			10,000.00	10,000.00
Safe Notes:Caitlin Sargent Investment			50,000.00	50,000.00
Safe Notes:Caroline P Stoia Revocable Trust Investment			50,000.00	50,000.00
Safe Notes:Catherine Leuenberger Investment			25,000.00	25,000.00
Safe Notes:Christopher Guo Lin Investment			50,000.00	50,000.00
Safe Notes:Elizabeth Allison Thomas Investment			25,000.00	25,000.00
Safe Notes:Hannah Robinson Roushttee Investment			200,000.00	200,000.00
Safe Notes:Naomi Beth Roswell Investment			50,000.00	50,000.00
Safe Notes:Partner's Mara Jacobs & Mikayla Wilson - Investment			50,000.00	50,000.00
Safe Notes:Pierce Delahunt Investment			25,000.00	25,000.00
Safe Notes:Ross M. Chapman 2012 Trust Investment			25,000.00	25,000.00

Safe Notes:Todd Feathers Investment				0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$100,371.02**	**$475,602.75**	**$467,154.98**	**$1,043,128.75**
Net cash provided by operating activities	**$54,516.81**	**$353,068.96**	**$184,632.90**	**$592,218.67**
INVESTING ACTIVITIES				0.00
Leasehold Improvements			-106,736.50	-106,736.50
Security Deposit	-8750			-8,750.00
Transportation Equipment		1,831.39	-1,585.00	246.39
Net cash provided by investing activities	**-$8,750.00**	**$1,831.39**	**-$108,321.50**	**-$115,240.11**
FINANCING ACTIVITIES				0.00
EIDL Loan		-8,285.56		-8,285.56
Loan Payable - Dalya Assil (deleted)		-66,890.00		-66,890.00
Loan Payable - Emily Katz (deleted)		-23,311.00		-23,311.00
Loan Payable - Hani Anani (deleted)		-7,700.00		-7,700.00
Loan Payable - ICA (deleted)		-16,666.68		-16,666.68
Loan Payable - Imad Kishawi (deleted)		-10,000.00		-10,000.00
Loan Payable - Iman Kishawi (deleted)		-33,441.00		-33,441.00
Loan Payable - Jeffrey Harry (deleted)		-23,311.00		-23,311.00
Loan Payable - Jess Ghannam (deleted)		-133,798.00		-133,798.00
Loan Payable - Main Street Launch (deleted)		-2,589.89		-2,589.89
Loan Payable - Mona Masri (deleted)		-15,442.00		-15,442.00
Loan Payable - Wael Buhaissy (deleted)		-15,442.00		-15,442.00
Loan Payable - Hanhan3	-16,250.00			-16,250.00
Main Street Launch Loan	-6,148.72			-6,148.72
Pacific Community Ventures Loan	-26,018.31			-26,018.31
Converted Safe Notes:Abby Lynn Goodman Investment			100,000.00	100,000.00
Converted Safe Notes:Douglas & Judith Weinstock - Investment			25,000.00	25,000.00
Converted Safe Notes:Jessica Conway Investment			25,000.00	25,000.00
Investors:Dalya Assil Investment			70,357.00	70,357.00
Investors:Emily Katz Investment			25,235.00	25,235.00
Investors:Iman Kishawai Investment			35,174.00	35,174.00
Investors:Jess Ghannam Investment			140,733.00	140,733.00
Investors:Mona Masri Investment			16,717.00	16,717.00
Investors:Wael Buhaissy Investment			16,717.00	16,717.00
Note Payable - Lentegrity (van)			-4,343.93	-4,343.93
Reem's Equity	-57,158.03	-174,776.31	-278,571.73	-510,506.07

Reem's Equity:Income Taxes (deleted)		15,872.86	0.00	15,872.86
Retained Earnings	62,768.21	158,901.91	207,071.73	428,741.85
Net cash provided by financing activities	**-$42,806.85**	**-$356,878.67**	**$379,089.07**	**-$20,596.45**
NET CASH INCREASE FOR PERIOD	**$2,959.96**	**-$1,978.32**	**$455,400.47**	**$456,382.11**
Cash at beginning of period	**-$3,971.71**	**$4,748.21**	**274,835.65**	**275,612.15**
CASH AT END OF PERIOD	**-$1,011.75**	**$2,769.89**	**$730,236.12**	**$731,994.26**

Reem's Hospitality Group, LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	-$510,506.00	
Net profit/loss	-$282,522.00	-$450,910.00
SAFE Conversions to Equity	$150,000.00	$100,000.00
New Equity Investments	$404,933.00	$379,089.00
Owner Withdrawals	-$510,506.00	-$278,572.00
Other Adjustments	$428,742.00	$0.00
Ending Balance	-$320,681.00	-$510,506.00

Reem's Hospitality Group, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023

1. ORGANIZATION AND PURPOSE

Reem's Hospitality Group, LLC (the "Company") is a limited liability company organized in March 2018 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.